Mail Stop 4561

December 18, 2008

VIA USMAIL and FAX (213) 627-5979

Mr. Andrew Murray
Chief Financial Officer
Meruelo Maddux Properties, Inc.
761 Terminal Street, Building 1, Second Floor
Los Angeles, California 90021

> **Re:** **Meruelo Maddux Properties, Inc.**
> **Form 10-K for the year ended December 31, 2007**
> **Filed on March 31, 2008**
> **File No. 001-33262**

Dear Mr. Andrew Murray:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

Other Supplemental Data, page 51

1.   Reference is made to your disclosure of after tax cash flows. Please further clarify how management uses this measure to evaluate performance and clarify what these adjustments to derive ATCF represent.

Item 9A(T) – Controls and Procedures

Management's Report on Internal Control over Financial Reporting, page 55

2.   Your disclosure does not comply with all aspects of Item 308T(a) of Regulation
        S-K.   Please revise your disclosures to provide a statement identifying the
        specific framework used by management to evaluate the effectiveness of the
        internal control over financial reporting. The framework should be a suitable,
        recognized control framework that is established by a body or group that has
        followed due-process procedures, including the broad distribution of the
        framework for public comment.

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Share-Based Compensation, page F-11

3.   Based on your disclosure on page F-13, it appears a portion of your restricted
        shares or LTIP units are classified within liabilities. To the extent that stock-based
        compensation is classified as a liability, include in your response a description of
        your remeasurement policy consistent with the guidance in paragraph 37 of SFAS
        123(R).

4.   We note the fair value of your LTIP units is derived from a third party estimate
        based on a discounted market value of your common stock on the date of grant.
        In your response to us, please describe the type of model used to by the third party
        and confirm that it complies with the requirements of SFAS 123R. Further tell us
        what consideration you gave to disclosing the significant assumptions used to
        estimate the fair value as required by paragraph A240(e) of SFAS 123R and
        clarify the extent to which you relied upon an expert in determining the fair value
        of these units.

Note 11 – Loss per Share, page F-16

5.   We note that potentially dilutive shares were not included in the loss per share
        calculation as their effect is antidilutive. Please tell us what consideration you
        gave to disclosing the number of antidilutive securities as required by paragraph
        40(c) of SFAS 128.

Note 15 – Related Party Transactions, page F-19

6.   Please describe how the transactions relative to your Affiliate Notes Receivable are reflected on your Statement of Cash Flow. Additionally, clarify if the decrease in your stock price at the time the contingencies expired impacted the consideration issued as part of the earnout and why. Discuss your basis in GAAP for your treatment.

FORM 10-Q FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

7.   In the MD&A of your Form 10-K, you included a tabular presentation of scheduled lease expirations on page 40. We note that leases covering approximately 25% of total rentable square feet were up for expiration in 2008. Tell us what consideration was given to providing updated information in your MD&A regarding your ability to re-lease the space during the year and how the current economic conditions have impacted rental revenues.

Financial Statements and Notes

Note 3 – Minority Interests, page 13

8.   We note that an equalization event occurred with respect to your LTIP units. Please tell us what stock price will be used to determine the cash payment if elected and the total potential cash outlay. Additionally, confirm whether this equalization event triggered the special allocation of income and if so describe that allocation in your response to us.

Note 14 – Discontinued Operations, page 22

9.   Based on disclosure in your 2007 Form 10-K, we note you classified your 2000 San Fernando Road project as held for sale in January 2008. We further note that the sale was completed in August 2008. Please tell us what consideration you gave to disclosing the assets and liabilities held for sale on the face of your March 31, 2008 and June 30, 2008 balance sheets, including reclassification of prior periods presented.

***

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jaime John at (202) 551-3446 or me at (202) 551-3413 if you have questions.

Sincerely,

Cicely LaMothe
Branch Chief